Bad Idea, LLC

Financial Statements

For the fiscal years ended December 31, 2024 and 2023

Bad Idea, LLC
Balance Sheet

Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$64,723.69	$88,886.98
Inventory	$68,961.38	$35,896.66
Total current assets	**$133,685.07**	**$124,783.64**
Property and equipment - net	$604,376.87	$713,152.79
Total assets	**$738,061.94**	**$837,936.43**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$31,716.21	$16,002.40
Gift card liability	$17,520.27	$5,409.28
Line of credit	$85,000.00	-
Payroll liabilities	$13,400.79	-
Sales and liquor tax payable	$38,382.66	$21,180.42
Total current liabilities	**$186,019.93**	**$42,592.10**
Total liabilities	**$186,019.93**	**$42,592.10**
Members' Equity:		
Contributed capital	$975,921.78	$975,921.78
Retaiined deficit	-$423,879.77	-$180,577.45
Total members' equity:	**$552,042.01**	**$795,344.33**
Total liabilities and stockholders' equity:	**$738,061.94**	**$837,936.43**

Bad Idea, LLC
Income Statement

Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$2,004,108.73	$367,809.70
Cost of revenue	$859,200.78	$152,658.63
Gross profit/loss	**$1,144,907.95**	**$215,151.07**
Operating expenses		
Salaries and Wages	$875,042.09	$234,291.47
Supplies	$73,708.66	$20,617.34
Overhead	$83,821.81	$52,762.46
Facilities	$136,191.79	$13,121.01
Insurance	$24,395.30	$12,793.79
Professional Fees	$27,070.36	$14,239.00
Depreciation Expense	$164,519.04	$21,626.00
Interest Expense	$301.22	-
Taxes	$3,160.00	-
Operating profit/loss	**-$243,302.32**	**-$154,300.00**
Other income/expense		
Net profit/loss	**-$243,302.32**	**-$154,300.00**


Bad Idea, LLC
Statement of Cash Flows


Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities		
Net loss	-$243,302.32	-$154,300.00
Change in deposits in transit	-$34,913.30	-
Change in inventory	-$33,064.72	-$35,896.66
Change in payables	$32,916.05	$37,182.82
Change in payroll liabilities	$13,400.79	-
Change in gift card liability	$12,110.99	$5,409.28
Change in line of credit	$85,000.00	$0.00
Net cash provided by (used for) operating activities	**-$167,852.51**	**-$147,604.56**
Cash flows from financing activities		
Member contributions	-	$725,921.78
Net cash provided by (used for) financing activities	**$0.00**	**$725,921.78**
Cash flows from investing activities		
Furniture and fixtures	-$55,743.12	-$655,993.82
Accumulated depreciation	$164,519.04	$21,626.00
Pre-opening expenses	-	$7,500.00
Net cash provided by (used for) investing activities	**$108,775.92**	**-$626,867.82**
Cash at beginning of period	$88,886.98	$137,437.58
Net increase/decrease in cash	**-$59,076.59**	**-$48,550.60**
Cash at the end of period	**$29,810.39**	**$88,886.98**

Bad Idea, LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	$795,344.33	$223,722.55
Member contributins	-	$725,921.78
Member distributions	-	-
Net profit/loss	-$243,302.32	-$154,300.00
Ending Balance	$552,042.01	$795,344.33

Bad Idea, LLC
Notes to the Financial Statements
For the fiscal years ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Bad Idea, LLC (the "Company"), a Tennessee Limited Liability Company, exists to serve as a neighborhood restaurant, a center for wine education, and a lively gathering place. Given Bad Idea's focus on wine education, there are many opportunities to expand beyond the core bar and restaurant concept: Wine classes, regional tasting dinners and private dining contribute to the Company's top line revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.